Exhibit 99.1

Puxin Limited Announces Receipt of NYSE Non-compliance Notice Regarding ADS Trading Price

BEIJING, Aug 19, 2021 – Puxin Limited (NYSE: NEW) (“Puxin” or the “Company”), a successful consolidator of the after-school education industry in China, today announced that, it has received a notice (the “Notice”) from the New York Stock Exchange (the “NYSE”) dated August 18, 2021, notifying Puxin that it is below compliance criteria in connection with the performance of trading price of Puxin’s American depositary shares (the “ADSs”).

Pursuant to Section 802.01C of the NYSE’s Listed Company Manual, a company will be considered to be below compliance criteria if the average closing price of its security is less than US$1.00 over a consecutive 30 trading-day period. Once notified, the company must bring its share price and average share price back above US$1.00 within six months following receipt of the notification. The Company can regain compliance with Section 802.01C at any time during the cure period if the share price is at least US$1.00 on both the last trading day of any calendar month within the six-month cure period and the average share price over the 30 trading days preceding the end of that month. In the event that at the expiration of the six-month cure period, both a US$1.00 closing share price on the last trading day of the cure period and a US$1.00 average closing share price over the 30 trading-day period ending on the last trading day of the cure period are not attained, the NYSE will commence suspension and delisting procedures.

The Notice has no immediate impact on the listing of the Company’s ADSs, which will continue to be listed and traded on the NYSE during the cure period subject to continued compliance with the other listing requirements of the NYSE.

To address this issue, the Company intends to monitor the market conditions of its listed securities and is still considering its options.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding the Company’s future share price and the Company’s ability to cure the price deficiency within the required cure period. These forward-looking statements can be identified by terminology such as “will,” “may,” “would,” “expect,” “anticipate,” “future,” “intend,” “aim,” “plan,” “believe,” “estimate,” “predict,” “project,” “continue,” “confident” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: its goals and strategies, its ability to achieve and maintain profitability, its ability to attract and retain students to enroll in its courses, its ability to effectively manage its business expansion and successfully integrate businesses it acquired, its ability to identify or pursue targets for acquisitions, its ability to compete effectively against its competitors, its ability to improve the content of its existing courses or to develop new courses, and relevant government policies and regulations relating to the Company’s corporate structure, business and industry. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

About Puxin Limited

Puxin Limited (NYSE: NEW) (“Puxin” or the “Company”) is a successful consolidator of the after-school education industry in China. Puxin has a strong acquisition and integration expertise to effectively improve education quality and operational performance of acquired schools. Puxin offers a full spectrum of K-12 and study-abroad tutoring programs designed to help students achieve academic excellence, as well as prepare for admission tests and applications for top schools, universities and graduate programs in China and other countries. For more information, please visit http://www.pxjy.com/.

Contacts

Puxin Limited

Investor Relations

Phone: +86-10-6269-8930

E-mail: ir@pxjy.com

ICA (Institutional Capital Advisory)

Mr. Kevin Yang

Phone: +86-21-8028-6033

E-mail: puxin@icaasia.com